Page 1
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                 FORM 11-K

                               ANNUAL REPORT

                      Pursuant to Section 15 (d) of the
                       Securities Exchange Act of 1934

               For the Fiscal Year Ended December 31, 1993


        NBD BANCORP, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN
        --------------------------------------------------------
                          (Full title of the Plan)


                  NBD BANCORP, INC. a Delaware Corporation
                  ----------------------------------------
         (Name of issuer of the securities held pursuant to the Plan)


                611 Woodward Avenue, Detroit, Michigan  48226
                ---------------------------------------------
       (Address of Plan and of principal executive offices of issuer)


                                Signatures
                                ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, NBD Bancorp, Inc. Employees' Savings and Investment Plan Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                             NBD Bancorp, Inc.
                                             Employees' Savings and
                                             Investment Plan (Investment Plus)





Dated:  June 24, 1994                        By /s/ Kenneth E. Kleiman
                                                ------------------------
                                                Kenneth E. Kleiman
                                                Plan Administrator

NBD BANCORP, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS - INDEX






                                                                          PAGE

INDEPENDENT AUDITORS' REPORT............................................     3

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits:

      As Of December 31, 1993.........................................     4-5

      As Of December 31, 1992.........................................     6-7

   Statement of Changes in Net Assets Available for Benefits:

      For The Year Ended December 31, 1993..............................   8-9

      For The Year Ended December 31, 1992.............................. 10-11




NOTES TO FINANCIAL STATEMENTS........................................... 12-17

SUPPLEMENTAL SCHEDULES:

   Item 27a. - Schedule of Assets Held for Investment Purposes
      as of December 31, 1993........................................... 18-24

   Item 27d. - Schedule of Reportable Transactions for the
      Year Ended December 31, 1993......................................    25

Page 3
INDEPENDENT AUDITORS' REPORT

Employees' Savings and Investment Plan Committee
NBD Bancorp, Inc.
   Employees' Savings and Investment Plan
Detroit, Michigan

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of NBD Bancorp, Inc. Employees' Savings and Investment Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1993 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsi-bility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche

June 17, 1994

NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1993

                                                        Total                                                            Money
                                                        of All            NBD            Equity           Bond           Market
                                                        Funds             Fund            Fund            Fund            Fund
                                                    -------------     -------------   -------------   -------------   -------------
ASSETS:
Cash.............................................   $    817,500      $        606    $      4,750    $         (2)   $        201

Investments, at market (Note D)..................    376,149,468       228,195,551      44,181,583      17,617,919      44,299,686

Interest and dividends receivable................        606,524             2,615          88,768         288,232         123,179
                                                    -------------     -------------    ------------   -------------   -------------
   Net assets available for benefits.............   $377,573,492      $228,198,772    $ 44,275,101    $ 17,906,149    $ 44,423,066
                                                    =============     =============   =============   =============   =============





The accompanying notes are an integral part of the financial statements.

NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (concluded)
AS OF DECEMBER 31, 1993

                                                                                       Grand Rapids
                                                                        Mortgage       Subsidiary
                                                       Index           Securities      Investment         Loan
                                                        Fund              Fund          Accounts          Fund
                                                    -------------     -------------   -------------   -------------
ASSETS:
Cash.............................................   $          1      $        152    $      1,857    $    809,935

Investments, at market (Note D)..................     19,953,629         5,514,148       2,175,002      14,211,950

Interest and dividends receivable................         17,778            73,599           9,648           2,705
                                                    -------------     -------------   -------------   -------------

   Net assets available for benefits.............   $ 19,971,408      $  5,587,899    $  2,186,507    $ 15,024,590
                                                    =============     =============   =============   =============





The accompanying notes are an integral part of the financial statements.

NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1992

                                                        Total                                                            Money
                                                        of All             NBD            Equity           Bond          Market
                                                        Funds              Fund            Fund            Fund           Fund
                                                    -------------     -------------   -------------   -------------   -------------
ASSETS:
Cash.............................................   $        300      $          -     $         3    $          3     $         -

Investments, at market (Note D)..................    290,900,540       187,890,154      27,735,616      12,580,505      32,954,658

Interest and dividends receivable................        239,426             1,224          68,599          27,621          97,004

Net receivable/(payable) other funds.............              -          (293,296)        176,815         (10,261)       (145,277)
                                                    -------------     -------------   -------------   -------------   -------------
   Total assets..................................    291,140,266       187,598,082      27,981,033      12,597,868      32,906,385



LIABILITIES:

Accounts payable.................................        134,986                 -               -               -         130,921
                                                    -------------     -------------   -------------   -------------   -------------

   Total liabilities..............................       134,986                 -               -               -         130,921
                                                    -------------     -------------   -------------   -------------   -------------
Net assets available for benefits.................  $291,005,280      $187,598,082    $ 27,981,033    $ 12,597,868    $ 32,775,464
                                                    =============     =============   =============   =============   =============




The accompanying notes are an integral part of the financial statements.

NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (concluded)
AS OF DECEMBER 31, 1992

                                                                                      Grand Rapids
                                                                       Mortgage        Subsidiary
                                                      Index           Securities       Investment           Loan
                                                       Fund              Fund           Accounts            Fund
                                                  -------------     -------------     -------------     -------------
ASSETS:
Cash............................................  $          -      $          2      $        292      $          -

Investments, at market (Note D).................    12,357,878         4,753,756         2,244,381        10,383,592

Interest and dividends receivable...............            52            30,515            14,411                 -

Net receivable/(payable) other funds............       274,332            (2,313)                -                 -
                                                  -------------     -------------     -------------     -------------
   Total assets.................................    12,632,262         4,781,960         2,259,084        10,383,592



LIABILITIES:

Accounts payable................................         4,065                 -                 -                 -
                                                  -------------     -------------     -------------     -------------

   Total liabilities............................         4,065                 -                 -                 -
                                                  -------------     -------------     -------------     -------------
Net assets available for benefits...............  $ 12,628,197      $  4,781,960      $  2,259,084      $ 10,383,592
                                                  =============     =============     =============     =============






The accompanying notes are an integral part of the financial statements.


Page 8




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993


                                                        Total                                                             Money
                                                        of All             NBD            Equity           Bond           Market
                                                        Funds              Fund            Fund            Fund            Fund
                                                    -------------     -------------   -------------   -------------   -------------
Net assets available for benefits,
   beginning of year.............................   $291,005,280      $187,598,082    $ 27,981,033    $ 12,597,868    $ 32,775,464

Additions:
   Contributions (Note A):
      Employer...................................     11,894,319         7,820,792       1,431,923         474,305         980,159
      Employee...................................     21,275,452        13,818,718       2,594,913         842,999       1,834,747
   Interest and dividends........................     13,035,101         7,439,012         944,878       1,964,187       1,263,983
   Net transfer from/(to) other funds............              -        (3,233,117)        832,348        (222,351)      1,226,912
   Transfer from/(to) other plans (Note A).......     71,361,766        45,458,084       5,682,598       2,419,165      12,319,760
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................    (16,770,660)      (22,656,524)      4,890,379        (154,645)              -
                                                    -------------     -------------   -------------   -------------   -------------
                                                     100,795,978        48,646,965      16,377,039       5,323,660      17,625,561

Deductions:
   Distribution to participants..................     14,227,766         8,046,275          82,971          15,379       5,977,959
                                                    -------------     -------------   -------------   -------------   -------------


Net additions/(deductions).......................     86,568,212        40,600,690      16,294,068       5,308,281      11,647,602
                                                    -------------     -------------   -------------   -------------   -------------

Net assets available for benefits,
   end of year...................................   $377,573,492      $228,198,772    $ 44,275,101    $ 17,906,149    $ 44,423,066
                                                    =============     =============   =============   =============   =============






The accompanying notes are an integral part of the financial statements.

NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (concluded) FOR THE YEAR ENDED DECEMBER 31, 1993



                                                                                      Grand Rapids
                                                                         Mortgage      Subsidiary
                                                        Index           Securities     Investment         Loan
                                                         Fund              Fund         Accounts          Fund
                                                    -------------     -------------   -------------   -------------
Net assets available for benefits,
   beginning of year.............................   $ 12,628,197      $  4,781,960    $  2,259,084    $ 10,383,592

Additions:
   Contributions (Note A):
      Employer...................................        904,467           282,673               -               -
      Employee...................................      1,683,672           500,403               -               -
   Interest and dividends........................        339,579           444,247         125,284         513,931
   Net transfer from/(to) other funds............       (606,856)       (2,040,118)        (83,885)      4,127,067
   Transfer from/(to) other plans (Note A).......      3,869,118         1,634,299         (21,258)              -
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................      1,167,667           (14,916)         (2,621)              -
                                                    -------------     -------------   -------------   -------------
                                                       7,357,647           806,588          17,520       4,640,998

Deductions:
   Distribution to participants..................         14,436               649          90,097               -
                                                    -------------     -------------   -------------   -------------


Net additions/(deductions).......................      7,343,211           805,939         (72,577)      4,640,998
                                                    -------------     -------------   -------------   -------------
Net assets available for benefits,
   end of year...................................   $ 19,971,408      $  5,587,899    $  2,186,507    $ 15,024,590
                                                    =============     =============   =============   =============





The accompanying notes are an integral part of the financial statements.

NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1992


                                                        Total                                                             Money
                                                        of All             NBD            Equity           Bond           Market
                                                        Funds              Fund            Fund            Fund            Fund
                                                    -------------     -------------   -------------   -------------   -------------
Net assets available for benefits,
   beginning of year.............................   $242,776,484      $151,491,626    $ 22,835,015    $ 11,756,114    $ 31,337,004


Additions:
   Contributions (Note A):
      Employer...................................     10,118,428         6,539,068       1,096,272         420,406       1,136,947
      Employee...................................     17,730,236        11,331,613       1,912,201         720,460       2,160,851
   Interest and dividends........................     10,188,909         5,532,290         732,397       1,147,577       1,339,761
   Net transfer from/(to) other funds............              -          (477,709)     (1,103,248)     (1,276,325)      2,422,678
   Net transfer from/(to) other plans (Note A)...        295,721           243,647          52,169          82,817          30,469
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................     20,602,118        17,731,280       2,470,133        (226,009)              -
                                                    -------------     -------------   -------------   -------------   -------------
                                                      58,935,412        40,900,189       5,159,924         868,926       7,090,706

Deductions:
   Distribution to participants..................     10,706,616         4,793,733          13,906          27,172       5,652,246
                                                    -------------     -------------   -------------   -------------   -------------
Net additions/(deductions).......................     48,228,796        36,106,456       5,146,018         841,754       1,438,460
                                                    -------------     -------------   -------------   -------------   -------------

Net assets available for benefits,
   end of year...................................   $291,005,280      $187,598,082    $ 27,981,033    $ 12,597,868    $ 32,775,464
                                                    =============     =============   =============   =============   =============





The accompanying notes are an integral part of the financial statements.

NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (concluded) FOR THE YEAR ENDED DECEMBER 31, 1992

                                                                                      Grand Rapids
                                                                         Mortgage      Subsidiary
                                                        Index           Securities     Investment         Loan
                                                         Fund              Fund         Accounts          Fund
                                                    -------------     -------------   -------------   -------------
Net assets available for benefits,
   beginning of year.............................   $  8,352,396      $  7,711,811    $  2,627,919    $  6,664,599

Additions:
   Contributions (Note A):
      Employer...................................        714,522           211,213               -               -
      Employee...................................      1,257,694           347,417               -               -
   Interest and dividends........................        313,842           508,610         155,266         459,166
   Net transfer from/(to) other funds............      1,228,655        (3,942,723)       (111,155)      3,259,827
   Net transfer from/(to) other plans (Note A)...         96,731             6,467        (216,579)              -
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................        668,491           (33,916)         (7,861)              -
                                                    -------------     -------------   -------------   -------------
                                                       4,279,935        (2,902,932)       (180,329)      3,718,993

Deductions:
   Distribution to participants..................          4,134            26,919         188,506               -
                                                    -------------     -------------   -------------   -------------

Net additions/(deductions).......................      4,275,801        (2,929,851)       (368,835)      3,718,993
                                                    -------------     -------------   -------------   -------------
Net assets available for benefits,
   end of year...................................   $ 12,628,197      $  4,781,960    $  2,259,084    $ 10,383,592
                                                    =============     =============   =============   =============





The accompanying notes are an integral part of the financial statements.

Page 12
                               NBD BANCORP, INC.
                    EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                    --------------------------------------

                   YEARS ENDED DECEMBER 31, 1993 AND 1992
NOTE A - The Plan

     General
     -------

     NBD Bancorp, Inc. (the "Corporation") adopted its Employees' Savings and Investment Plan ("Investment Plus" or the "Plan") effective January 1, 1988. The Plan is the amended, renamed and restated continuation of the NBD Bancorp, Inc. Employees' Profit-Sharing Plan (the "Former Plan") that had been adopted by the Corporation in 1981. Each employee electing to participate in the Plan makes contributions by means of salary deductions. Participant contributions are limited to 10 percent of participant's pay as defined in the Plan, or such maximum amounts as may be approved by the Internal Revenue Service. The Corporation provides matching contributions of one dollar for every dollar that participants contribute up to 2 percent of their pay and 50 cents for each additional dollar that participants contribute up to another 4 percent of their pay. The participant has a zero vested percentage in the Corporation's contribution until performing four years and five months of continuous service, subject to break in service rules, at which time the participant becomes fully vested.
     The participant is at all times fully vested with regard to participant contributions.

     During 1993, five affiliate plans were merged into the Plan and physically transferred their assets. Effective January 1, 1993, the FNW Bancorp, Inc. Employee Stock Ownership Plan and the Gainer Bank Profit Sharing Plan merged into the Plan. Effective July 1, 1993, the Summcorp 401(K) Profit Sharing Plan and the Summcorp Employee Stock Ownership Plan merged into the Plan. Effective October 1, 1993, the NBD Bancorp, Inc. Employees' Stock Ownership Plan merged into the Plan.

     At December 31, 1993, there were 14,095 participants in the Plan. Every employee is eligible to participate in the Plan starting in the calendar year after the date of hire provided that the employee is salaried or is paid hourly and works more than an average of 17 1/2 hours per week. Persons hired and working outside of the United States are not eligible to participate in the Plan.

     NBD Bank, N.A. - Trust Division and First National Bank of Boston serve as Trustee and supplemental Trustee, respectively. First National Bank of Boston makes all purchases and sales on the open market of NBD Bancorp, Inc. common stock held under the Plan.

     The Plan is administered by a Committee of not less than three members appointed by the Chairman of the Board of Directors of the Corporation. Administrative expenses are paid by the Corporation.
     In the event of Plan termination, participants or their beneficiaries will receive distributions as determined by the Committee acting in accordance with the terms of the Plan, subject to federal regulations under the Employee Retirement Income Security Act of 1974.


     Investment Programs
     --------------------

     The participants have an option as to the manner in which their contributions are invested. A description of each investment option follows:

NOTE A - The Plan (cont'd.)

        Investment Programs (cont'd.)
        -------------------

            The NBD Fund is invested in NBD Bancorp, Inc. stock or convertible securities, or some combination thereof. Each participant directs the trustee how to vote shares (other than fractions of shares) of NBD Bancorp, Inc. stock represented by his or her account in the NBD Fund. The trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

            The Equity Fund is invested substantially all in common stock (except NBD Bancorp, Inc. securities) and part or all may be invested in other properties as the trustee determines in its discretion.

            The Bond Fund is invested solely in fixed income securities (except NBD Bancorp, Inc. securities) as the trustee determines in its discretion .

            The Money Market Fund is invested in a diversified portfolio of money market instruments including trust demand notes, U.S. government securities, high grade commercial paper, instruments of banks (such as certificates of deposit and bankers' acceptances) and repurchase agreements (except securities issued by NBD Bancorp, Inc.) as the trustee determines in its discretion. The fund is invested to obtain as high a level of current income as is consistent with prudent investment management and the preservation of capital and liquidity.

            The Index Fund is invested in common stocks (except NBD Bancorp, Inc. stock) that are components of the Standard & Poors 500 Stock Price Index as the trustee shall determine in its discretion (subject to federal law). The emphasis of this fund shall be on investment in equity securities that, taken together, approximate the performance of the Stock Price Index after adjustment for trading costs.

            The Mortgage Securities Fund is invested in a diversified portfolio of mortgage-backed pass through securities and other instruments issued by the Government National
            Mortgage Association, as well as U.S. government securities.

        As of December 31, 1993, the approximate number of trust participants in each of the investment programs was as follows:

                        Fund               Participants
                 --------------------------------------
                 NBD Fund...................  13,104
                 Equity Fund................   5,349
                 Bond Fund..................   3,263
                 Money Market Fund..........   5,662
                 Index Fund.................   3,091
                 Mortgage Securities Fund...   1,733

        In each of the investment funds, the trustee may hold such portion of each fund in highly liquid short-term investments, or cash, as it may determine in its discretion.

NOTE A - The Plan (cont'd.)


        Investment Programs (cont'd.)
        -------------------
        The Plan participates in collective investment funds maintained by NBD Bank, N.A.. The percentage of ownership of each fund held by the Plan as of December 31, 1993 is as follows:
                                                                        %
                                                                    --------
               NBD Banks Investment Funds for Employee Benefit Plans:
                 Money Market Fund..................................   5.05


    In 1988, NBD Bank, N.A. as Trustee appointed NBD Grand Rapids, N.A. (subsequently merged into NBD Bank, N.A.) to serve as investment manager and custodian of certain assets that were merged into the Plan from the former Profit Sharing Program of Union Bancorp, Inc. (The "Former Program"). As of December 31, 1993 and 1992 those assets were held in individual subsidiary investment accounts established under the Former Program. The Grand Rapids Subsidiary Investment Accounts are invested in collective funds, registered investment companies, U.S. government securities, NBD Bancorp, Inc. stock, and other common stock.


        Participant Loans
        ------------------

        Provision is made in the Plan to permit participants, with approval of the committee, to borrow a portion of their deferred vested benefits. These loans are subject to the following conditions:

          -the loan amount does not exceed the lesser of a) 50% of the participant's current fully vested interest in the fund, or
           b) $50,000.

          -each loan is secured by the participant's portion of the current fund balance. (No distributions are made prior to complete repayment of the loan and interest).

          -the period of repayment does not exceed 5 years, 10 years if the loan is for the purchase of a primary residence.

          -each loan is evidenced by a signed promissory note.

        As of December 31, 1993, there were $14,051,759 in loans outstanding. These amounts are transferred to a separate account. For purposes of financial statement disclosure, the loans are disclosed in a separate fund (except for Grand Rapids Subsidiary Investment Accounts).


        Transfer of Funds
        -----------------

        Each trust participant is entitled four times during each year to transfer a specified portion or all of his or her interest in any of the investment funds to any of the other funds. A notice of five business days is required and the transfer is effective on the last day of the calendar quarter.

NOTE A - The Plan (cont'd.)


        Participant Withdrawals
        -----------------------

        During a participant's employment with a participating employer or a non-participating affiliate, distributions from the participant's interest in the trust fund may be authorized by the Committee upon a finding of need for financial assistance from the trust fund to meet cases of immediate and heavy financial hardship, to provide funds for the purchase of the participant's primary residence, to pay college tuition costs for the participant or members of his or her immediate family if he or she is unable to meet them, to pay for medical expenses, to pay for funeral expenses, or to prevent eviction from the participant's principal residence or foreclosure on his or her residential mortgage.

        The funds that represent a hardship distribution must conform to conditions required by the Internal Revenue Service. A participant can receive a distribution of funds only in such amount as does not exceed the total amount of the participant's own authorized payroll deduction contributions as then appearing on the records of the Corporation. A participant who receives a hardship distribution shall have his or her contributions to the trust fund suspended for 12 months following the distribution as required by law.

    As of December 31, 1993, and 1992, net assets available for benefits included benefits of $3,780,115 and $2,472,983, respectively, due to participants who have applied to withdraw from the Plan, but whose applications have not been processed and approved for payment.


        Participant Forfeitures
        -----------------------

        Participants terminating employment before their employer matching contributions are vested will forfeit such amounts and any earnings thereon. These amounts are transferred into a forfeiture account and are used either to reduce future employer contributions or reinstate the participant's account if a participant is rehired by the Corporation.


NOTE B - Significant Accounting Policies

        Basis of Accounting
        -------------------

        The financial statements of the Plan are maintained on the accrual basis.


        Valuation of Investment
        -----------------------

        The investments of the Plan are stated at market values. Accordingly, net unrealized appreciation or depreciation of investments is reflected in the Statement of Changes in Net Assets Available for Benefits. Market values represent closing prices for those securities traded on national stock exchanges, bid quotation for those securities traded over-the-counter and cost (which approximates market) for trust demand notes.

NOTE B - Significant Accounting Policies (cont'd.)

        Investment Income
        -----------------

        Cash dividends on investment securities are recognized as of the ex-dividend date.


        Net Appreciation or Depreciation in Fair Value of Investments
        -------------------------------------------------------------

        Realized and unrealized gains and losses are recognized on the basis of fair value to adjusted cost (i.e. fair value at the beginning of the year, or cost if the asset was acquired since that date). The NBD Fund recognizes gains and losses on NBD Bancorp, Inc. stock distributed to participants in settlement of their account equal to the difference between adjusted cost, as determined above, and fair value of the shares distributed.


        Reclassification
        ----------------

        Prior year financial statements have been reclassified to conform with the current financial statement presentation.


NOTE C - Federal Income and Estate Taxes Applicable to the Plan

        The Internal Revenue Service has previously ruled that the Former Plan (profit sharing) was a qualified plan under Section 401 of the 1954 Internal Revenue Code and that the Trust was a tax-exempt trust. The amended plan is being submitted to the Internal Revenue Service for a determination that the Plan as amended continues to qualify as a tax exempt employee benefit plan. Management of the Corporation expects a favorable determination.

NOTE D - Investments

The following tabulation presents investments at market for the plan years ended December 31, 1993 and 1992:
                                                    1993           1992
                                               ------------    ------------
Marketable Securities:
   Common Stock - NBD Bancorp, Inc...........  $227,169,482    $187,341,299
   Other Common Stock........................    39,657,932      24,237,413
   Mortgage Backed Securities................       882,091       4,821,183
   Bonds, Notes, and Other...................    16,590,661       2,631,866
Collective Funds:
   NBD Bank's Investment Funds for Employee
   Benefit Plans:
      Money Market Fund......................    46,070,953      38,090,520
      Equity Index Fund......................             -      12,289,212
      Mortgage Backed Securities Fund........             -       6,619,526
      Market Plus Bond Fund..................             -       3,452,115
      Short Bond Fund........................       315,278         301,449
   NBD Grand Rapids Pooled Equity Fund.......       124,814         102,020
Registered Investment Companies:
   Woodward Intermediate Bond Fund...........       729,226         563,619
   Woodward Intrinsic Value Fund.............        10,860               -
   Woodward Equity Index Fund................         2,144               -
Repurchase Agreement (U.S. Government
   Securities, 3.15%, maturing 01-03-94).....    30,544,268               -

Loans to Participants........................    14,051,759      10,450,318
                                               ------------    ------------

Total Investments............................  $376,149,468    $290,900,540
                                               ============    ============

The following tabulation presents the net appreciation/(depreciation) in fair value of investments for the plan years ended December 31, 1993 and 1992:

                                                    1993           1992
                                               ------------    ------------

Marketable Securities:
   Common Stock - NBD Bancorp, Inc...........  $(22,665,013)    $17,739,770
   Other Common Stock.......................      4,932,104       2,451,171
   Mortgage Backed Securities................      (226,622)        (75,009)
   Bonds, Notes, and Other...................       296,293          88,667
Collective Funds:
   NBD Bank's Investment Funds for Employee
   Benefit Plans:
      Equity Index Fund......................      (127,115)        668,491
      Mortgage Backed Securities Fund........      (420,743)       (298,843)
      Market Plus Bond Fund..................       183,286          34,025
      Short Bond Fund........................        (6,274)         (6,147)
      Stable Asset Fund......................             -             (34)
   NBD Grand Rapids Pooled Equity Fund.......        (2,186)          6,227
   NBD Grand Rapids Pooled Bond Fund.........             -             213
Registered Investment Companies:
   Woodward Intermediate Bond Fund...........        14,287          (7,820)
   Woodward Growth/Value Fund................             -           1,407
   Woodward Intrinsic Value Fund.............           681               -
   Woodward Equity Index Fund................     1,250,642               -
                                               ------------    ------------

Net (Depreciation)/Appreciation..............  $(16,770,660)   $ 20,602,118
                                               ============    ============

Page 18

                                               NBD BANCORP, INC.
                                    EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                         ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AS OF DECEMBER 31, 1993
 Par Value
 or Number                                                                                 Current
 of Shares                          Description                              Cost           Value
- - -----------   -------------------------------------------------------   -------------   -------------
                               MARKETABLE SECURITIES
              -------------------------------------------------------
                         Common Stocks - NBD Bancorp, Inc.
              -------------------------------------------------------
(S)
 7,635,949  * NBD Bancorp, Inc.......................................   $146,568,767    $227,169,482
                                                                        ============    ============

                                Other Common Stocks
              -------------------------------------------------------
     3,450    3Com Corp..............................................   $    126,505    $    162,150
     9,300    AT&T Company...........................................        438,696         488,250
    17,400    Abbott Laboratories, Inc...............................        459,487         515,475
       600    Alexander & Baldwin, Inc...............................         14,348          16,050
    14,240    Allen Group, Inc.......................................        222,966         258,100
       400    American Brands, Inc...................................         14,149          13,300
     7,000    American Express Co....................................        176,914         216,125
       200    American Home Products Corp............................         11,707          12,950
     3,400    American International Group...........................        197,857         298,350
       300    Amoco Corp.............................................         15,832          15,863
       600    Angelica  Corporation..................................         16,334          16,950
    13,500    Anheuser Busch Co......................................        638,396         663,187
     9,100    Apache Corporation.....................................        198,099         212,713
    11,450    Arctco, Inc............................................        227,260         274,800
       200    Atlantic Richfield Co..................................         22,926          21,050
     7,000    Auto Desk, Inc.........................................        308,047         315,000
    23,400    Avery Dennison Corp....................................        609,519         687,375
    14,750    Baker J., Inc..........................................        284,978         258,125
       400    Bancorp Hawaii, Inc....................................         17,157          16,400
     6,500    Banta Corporation......................................        169,840         235,625
       600    Baxter Int'l., Inc.....................................         12,778          14,625
       500    Beckman Instruments, Inc...............................          9,984          13,688
       300    Black Hills Corp.......................................          5,551           6,825
       500    Boatmen's Bancshares, Inc..............................         11,907          14,938
    16,300    Boeing Company.........................................        683,448         704,975
    21,900    Borden Inc.............................................        633,560         372,300
    11,000    Bristol Meyers Squibb Co...............................        798,603         640,750
       100    British Petroleum Plc American Depositary..............          6,413           6,400
    23,700    Browning Ferris Ind. Inc...............................        552,071         610,275
     9,400    Burlington Res., Inc...................................        387,111         398,325
       700    Capital Cities ABC, Inc................................        340,954         433,650
     2,600    Caterpillar, Inc.......................................        134,514         231,400
     1,300    Cato Corp..............................................         25,413          26,000
    15,200    Century Telephone Enterprises, Inc.....................        367,460         391,400
    13,000    Champion Int'l Corp....................................        361,115         433,875
     5,000    Chubb Corp.............................................        401,546         389,375
     2,300    Cincinnati Financial Corp..............................        110,992         123,050

              *Represents party in interest to the Plan.


                                               NBD BANCORP, INC.
                                    EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                         ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AS OF DECEMBER 31, 1993
 Par Value
 or Number                                                                                 Current
 of Shares                          Description                              Cost           Value
- - -----------   -------------------------------------------------------   -------------   -------------
                           Other Common Stocks (cont'd.)
              -------------------------------------------------------
     4,450    Cirrus Logic Inc.......................................   $     97,440    $    164,650
    12,100    Citizens Corp..........................................        269,220         237,462
       500    Cleveland Cliffs, Inc..................................         16,682          18,687
        74    Colgate Palmolive Company..............................          1,198           4,616
    13,600    Colombia Healthcare Corp...............................        238,877         450,500
     6,125    Commerce Bancshares, Inc...............................        162,950         174,563
     2,500    Computer Sciences Corp.................................        201,693         248,750
    20,600    Conagra, Inc...........................................        507,391         543,325
     5,000    Crane Company..........................................        128,226         123,750
       500    Cray Research, Inc.....................................         15,428          12,813
     7,400    Crompton & Knowles.....................................        162,242         162,800
     6,750    Dean Foods Company.....................................        192,794         220,218
    14,200    Deluxe Corp............................................        499,633         514,750
     1,200    Diebold, Inc...........................................         60,591          72,300
       400    Digital Equipment Corp.................................         18,191          13,700
     6,200    Dover Corporation......................................        254,173         376,650
    13,300    Dow Chemical Company...................................        714,752         754,775
     3,700    Dun & Bradstreet Corp..................................        183,879         228,013
     7,250    Durakon Ind., Inc......................................        111,136         125,968
    28,600    EG & G, Inc............................................        582,574         525,525
     8,862    Edwards AG, Inc........................................        221,836         254,783
    26,600    Ethyl Corporation......................................        522,654         465,500
    12,500    Excel Industries, Inc..................................        213,672         229,687
       220    Exxon Corporation......................................          3,497          13,888
     9,500    FHP Int'l. Corp........................................        243,346         256,500
     7,100    Federal Express Corp...................................        308,455         503,213
     8,100    Ferro Corporation......................................        226,055         259,200
     1,300    Figgie Int'l, Inc......................................         20,429          17,713
     8,400    Fingerhut Cos., Inc....................................        190,534         236,250
    18,100    First Colony Corp......................................        474,146         459,288
     4,300    First Virginia Banks, Inc..............................        130,837         140,825
    23,900    Fleet Financial Group..................................        688,243         797,663
       600    Fleming Companies, Inc.................................         19,485          14,850
       112    Ford Motor Company.....................................          1,322           7,224
       412    Foremost Corporation of America........................         12,122          14,214
     4,800    Fourth Financial Corp..................................        137,251         140,400
       200    Fund American Enterprise Hldgs., Inc...................         13,717          15,700
     8,100    GFC Financial Corp.....................................        208,455         234,900
       306    GTE Corp...............................................          6,018          10,710
    11,000    Gannett Company, Inc...................................        509,361         629,750
     4,750    General Electric Company...............................        365,661         498,157
     7,000    General Motors Corp....................................        257,855         384,125
    24,700    General Motors Corp., Class E..........................        727,279         722,475
       700    Gibson Greetings, Inc..................................         15,747          14,787



                                               NBD BANCORP, INC.
                                    EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                         ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AS OF DECEMBER 31, 1993
 Par Value
 or Number                                                                                 Current
 of Shares                          Description                              Cost           Value
- - -----------   -------------------------------------------------------   -------------   -------------
                            Other Common Stocks (cont'd.)
              -------------------------------------------------------

       900    Glatfelter P H Co......................................   $     15,956    $     16,762
     1,200    Handleman Company......................................         15,008          15,900
     1,800    Harley Davidson, Inc...................................         50,750          79,425
       600    Harnischfegen Ind., Inc................................         11,976          13,500
     9,300    Health Care & Retirement Corp..........................        178,686         206,925
     8,500    Health Mgt Assoc., Inc.................................        178,215         248,625
     4,400    Heilig-Meyers Co.......................................         89,472         171,600
     5,800    Hewlett Packard Company................................        399,510         458,200
       700    Home Ben Corp..........................................         17,871          16,100
     4,650    Houghton Mifflin Company...............................        189,233         226,106
     2,110    Hubbell, Inc...........................................        108,032         114,204
     4,200    Index Corp.............................................        147,212         150,150
     5,400    Integra Financial Corp.................................        220,854         232,200
       200    International Business Machines........................         12,734          11,300
    22,000    Interpublic Group of Companies, Inc....................        582,095         704,000
     5,800    John Alden Financial Corp..............................        175,889         208,800
    12,000    Juno Lighting, Inc.....................................        190,752         249,000
    13,400    K Mart Corporation.....................................        278,655         288,100
    13,000    Kimberly Clark Corp....................................        635,401         674,375
     2,000    Kohls Corp.............................................         68,714         100,500
     3,700    Lancaster Colony Corp..................................        115,458         170,200
     3,600    Landauer, Inc..........................................         62,486          54,450
     3,800    Leggett & Platt, Inc...................................        112,417         190,000
       200    Lilly Eli & Co.........................................          9,818          11,875
       200    Loews Corporation......................................         20,493          18,600
       500    Longs Drug Stores, Inc.................................         17,271          16,437
     2,000    Lotus Dev. Corp........................................         79,065         110,000
     2,400    Lydall, Inc............................................         47,274          51,300
    20,200    MCI Communications Corp................................        385,596         570,650
    11,300    Mac Frugals Bargains Closeouts, Inc....................        194,814         221,762
    16,800    Masco Corporation......................................        397,735         621,600
     8,100    Material Sciences Corp.................................        180,388         185,288
     4,300    Maxim Integrated Products, Inc.........................        141,291         205,863
    19,200    Melville Corporation...................................        893,171         780,000
       350    Mercantile Stores, Inc.................................         12,620          12,687
    18,100    Merck & Company, Inc...................................        708,240         622,187
     8,100    Minerals Technologies, Inc.............................        184,883         234,900
     4,900    Mobil Corporation......................................        327,610         387,713
     3,375    Molex, Inc.............................................         91,325         113,906
       300    NCH Corp...............................................         16,843          18,300
       600    National Services Inds., Inc...........................         14,820          15,375
     3,700    Newell Co..............................................        137,290         149,387
       700    Old Republic Int'l., Corp..............................         13,296          15,838




                                               NBD BANCORP, INC.
                                    EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                         ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AS OF DECEMBER 31, 1993
 Par Value
 or Number                                                                                 Current
 of Shares                          Description                              Cost           Value
- - -----------   -------------------------------------------------------   -------------   -------------
                           Other Common Stocks (cont'd.)
              -------------------------------------------------------

     5,400    Omnicom Group, Inc.....................................   $    208,333    $    249,750
     5,800    Oregon Steel Mills, Inc................................        148,843         145,725
     7,900    Owens & Minor, Inc.....................................        128,484         181,700
     3,300    PHH Corp...............................................        114,875         136,950
    13,000    PNC Bank Corp..........................................        307,676         377,000
       100    Pacific Telesis Group..................................          4,249           5,425
     4,900    Perkin Elmer Corporation...............................        168,754         188,650
     7,100    Phillips Van Heusen Corp...............................        224,959         266,250
       500    Precision Castparts Corp...............................         10,925          14,500
    10,800    Purolator Products.....................................        175,557         191,700
    10,600    RPM, Inc...............................................        167,455         184,175
       300    Raychem Corporation....................................          9,569          11,250
    28,300    Rite Aid Corporation...................................        575,524         449,262
       400    Rockwell International Corp............................         10,097          14,850
     5,800    Royal Dutch Petroleum Co...............................        491,340         605,375
    20,500    Russel Corp............................................        606,703         579,125
    26,500    Ryder System, Inc......................................        511,969         702,250
       300    Salomon, Inc...........................................         11,525          14,288
     4,800    Scherer R. P. Corp.....................................        159,706         181,200
     7,800    Schering Plough Corp...................................        471,986         534,300
     6,500    Schlumberger Limited...................................        375,804         384,313
     5,500    Schulman A., Inc.......................................        163,486         185,625
       300    Shell Transport & Trading..............................         15,491          19,425
       800    Sierra Pacific Resources...............................         16,584          16,400
       200    Sonat, Inc.............................................          2,400           5,775
    12,400    Southwestern Energy Co.................................        177,242         223,200
     4,900    Stanhome, Inc..........................................        159,810         165,987
    12,000    Stanley Works..........................................        464,759         534,000
     1,900    Stewart & Stevenson Services, Inc......................         72,285          97,375
     8,600    Sunrise Medical, Inc...................................        212,238         258,000
     3,720    Superior Industries Int'l..............................         83,715         159,030
     4,400    Talbots, Inc...........................................        105,352         116,600
     5,950    Teleflex...............................................        195,359         220,150
       100    Texas Utilities Company................................          3,225           4,325
       700    Thiokol Corp...........................................         12,602          18,550
     2,600    Thomas and Betts Corp..................................        151,032         152,100
     4,450    Transatlantic Holdings, Inc............................        211,710         233,069
    12,500    Trimas Corporation.....................................        217,799         304,687
     6,600    Universal Foods Corp...................................        208,004         212,025
       400    UpJohn Co..............................................         12,104          11,600
    10,400    Vicorp Restaurants, Inc................................        225,588         191,100



                                               NBD BANCORP, INC.
                                    EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                         ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AS OF DECEMBER 31, 1993
 Par Value
 or Number                                                                                 Current
 of Shares                          Description                              Cost           Value
- - -----------   -------------------------------------------------------   -------------   -------------

                           Other Common Stocks (cont'd.)
              -------------------------------------------------------
     3,000    Washington Post Co.....................................   $    679,386    $    764,250
     5,500    Watts Inds., Inc.......................................        261,675         272,250
     3,200    West Co., Inc..........................................         57,561          78,400
       100    White River Corp.......................................              1           3,450
     7,000    Witco Corp.............................................        182,356         223,125
                                                                        -------------    ------------
                    Total Other Common Stocks........................   $ 35,458,800    $ 39,657,932
                                                                        =============   =============

                            Mortgage Backed Securities
              -------------------------------------------------------
   994,500    F.H.L.M.C., 4.775%, Interest Stripped, due 11-15-08....   $     89,350    $     91,991
 3,014,774    F.H.L.M.C., 4.525%, Interest Stripped, due 10-15-13....        270,016         260,024
   200,000    F.H.L.M.C., 9.6%, due 5-15-20..........................        212,969         211,016
     4,262    F.N.M.A., Class 93-C, 9.00%, due 5-25-16...............          4,483           4,261
     2,684    F.N.M.A., Class K, 9.00%, due 12-25-20.................         96,268          31,935
   139,810    F.N.M.A., Class SG, 13.738%, due 8-25-23...............        139,111         141,558
   140,647    F.N.M.A., Class SE, 13.125%, due 10-25-23..............        137,659         137,131
              Collateralized Mort. Secs. Corp., C.M.O.,
     4,088         7.00%, due 6-20-06................................          3,937           4,175
                                                                        -------------   -------------
                    Total Mortgage Backed Securities....................$    953,793    $    882,091
                                                                        =============   =============

                              Bonds, Notes, and Other
              -------------------------------------------------------
    30,000    U.S. Treasury Note, 8.00%, due 7-15-94.................   $     28,988    $     30,722
    25,000    U.S. Treasury Note, 8.625%, due 8-15-94................         25,078          25,777
    25,000    U.S. Treasury Bond, 8.75%, due 8-15-94.................         25,227          25,796
    25,000    U.S. Treasury Note. 8.25%, due 11-15-94................         24,906          25,969
    20,000    U.S. Treasury Note, 11.25%, due 2-15-95................         19,915          21,619
    25,000    U.S. Treasury Note, 8.50%, due 5-15-95.................         25,086          26,500
    25,000    U.S. Treasury Note, 8.875%, due 7-15-95................         25,000          26,773
    50,000    U.S. Treasury Note, 8.50%, due 11-15-95................         50,172          53,805
 2,149,000    U.S. Treasury Note, 7.375%, due 5-15-96................      2,291,518       2,292,038
   100,000    U.S. Treasury Note, 7.875%, due 7-15-96................        107,453         108,172
 5,000,000    U.S. Treasury Note, 8.625%, due 8-15-97................      5,633,594       5,624,200
   200,000    U.S. Treasury Note, 8.750%, due 10-15-97...............        228,438         226,156
 2,000,000    U.S. Treasury Note, 7.875%, due 1-15-98................      2,213,359       2,208,120
   147,000    U.S. Treasury Note, 7.875%, due 1-15-98................        163,675         162,297
   280,000    U.S. Treasury Note, 8.500%, due 2-15-00................        326,047         324,887
 1,000,000    U.S. Treasury Note, 7.750%, due 2-15-01................      1,127,500       1,127,030
 1,075,000    U.S. Treasury Bond, 10.375%, due 11-15-12..............      1,481,379       1,484,339
   600,000    U.S. Treasury Bond, 7.500%, due 11-15-16...............        668,625         666,096



                                               NBD BANCORP, INC.
                                    EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                         ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AS OF DECEMBER 31, 1993
 Par Value
 or Number                                                                                 Current
 of Shares                          Description                              Cost           Value
- - -----------   -------------------------------------------------------   -------------   -------------
                          Bond, Notes and Other (cont'd.)
              -------------------------------------------------------
   100,000    U.S. Treasury Securities, Stripped, due 2-15-99........   $     72,822    $     76,326
    53,000    U.S. Treasury Securities, Stripped, due 2-15-00........         35,981          37,997
    48,000    U.S. Treasury Securities, Stripped, due 2-15-02........         28,060          30,012
   345,000    U.S. Treasury Securities, Stripped, due 8-15-12........         96,111          97,490
   209,000    U.S. Treasury Securities, Stripped, due 11-15-12.......         57,113          57,968
   561,000    U.S. Treasury Securities, Stripped, due 11-15-13.......        147,885         144,121
 1,789,000    U.S. Treasury Securities, Stripped, due 2-15-14........        462,796         451,293
   756,000    U.S. Treasury Securities, Stripped, due 5-15-14........        196,915         187,314
   565,000    U.S. Treasury Securities, Stripped, due 8-15-16........         86,355         119,452
 1,026,000    U.S. Treasury Securities, Stripped, due 5-15-18........        195,156         193,729
 1,014,000    U.S. Treasury Securities, Stripped, due 8-15-19........        168,922         176,406
    25,000    F.H.L.B. Bond, 8.60%, due 6-27-94......................         25,594          25,609
              Associates Corp. of North America, 9.125%,
    85,000        due 4-01-94........................................         87,903          98,350
    25,000    Metro Banc, CD, 10.10%, due 4-11-94....................         25,000          25,000
              General Electric Capital Corp., 8.625%,
    60,000        due 6-15-96........................................         61,209          71,533
              Nippon Telegraph & Telephone Corp., 9.50%
    80,000       due 7-27-98.........................................         90,695          92,343
              Northwest Natural Gas Company, Convertible
    25,000        Debenture, 7.25%, due 3-01-12......................         25,000          27,750
    69,783    Rural Housing Trust, 7.33%, due 4-01-26................         62,990          72,769
              Boeing Company Debenture, 7.95%,
   110,000          due 8-15-12......................................        111,667         120,598
    12,000    Price Co. Convert. Debenture, 6.75%, due 3-01-01.......         11,500          12,480
              Champion Int'l Corp. Sub. Convert. Debenture,
    11,000          6.50%, due 4-15-11...............................         11,022          11,825
                                                                        -------------   -------------
                  Total Bonds, Notes, and Other......................   $ 16,526,656    $ 16,590,661
                                                                        =============   =============

                                 COLLECTIVE FUNDS
              -------------------------------------------------------
              NBD Banks Investment Funds for Employee
              Benefit Plans:
46,070,953  *       Money Market Fund................................   $ 46,070,953    $ 46,070,953
       854  *       Short Bond Fund..................................        327,044         315,278
     1,641  * NBD Grand Rapids Pooled Equity Fund....................        109,525         124,814
                                                                        -------------   -------------
                  Total Collective Funds.............................   $ 46,507,522    $ 46,511,045
                                                                        =============   =============
              * Represents party in interest to the Plan.

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                                               NBD BANCORP, INC.
                                    EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                         ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AS OF DECEMBER 31, 1993
 Par Value
 or Number                                                                                 Current
 of Shares                          Description                              Cost           Value
- - -----------   -------------------------------------------------------   -------------   -------------
                          REGISTERED INVESTMENT COMPANIES
              -------------------------------------------------------
    70,071  * Woodward Intermediate Bond Fund........................   $    732,126    $    729,226
       984  * Woodward Intrinsic Value Fund..........................         10,727          10,860
       192  * Woodward Equity Index Fund.............................          2,144           2,144
                                                                        -------------   -------------
                  Total Registered Investment Companies..............   $    744,997    $    742,230
                                                                        =============   =============

                               REPURCHASE AGREEMENT
              -------------------------------------------------------
30,544,268    Repurchase Agreement,  U.S. Government Securiies,
                 3.15%, Greenwich Capital Markets, Inc.,
                 maturing 01-03-94...................................   $ 30,544,268    $ 30,544,268
                                                                        =============   =============
                                     LOANS
              -------------------------------------------------------
            * Loans to Participants-interest rates ranging
                 from 5.00% to 12.00% during the plan year...........   $ 14,051,759    $ 14,051,759
                                                                        =============   =============

                  Total Investments..................................   $291,356,562    $376,149,468
                                                                        =============   =============
            * Represents party in interest to the Plan.



              Employer Identification Number:........................     38-1984850
              Plan Number                   :........................            001

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                                 EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                          ITEM 27d. -  SCHEDULE OF REPORTABLE TRANSACTIONS

                                 FOR THE YEAR ENDED DECEMBER 31, 1993

The following series transactions were in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.


                                                  Purchases                     Sales
                                                ------------- -----------------------------------------
Description                                        Purchase       Sales        Original      Net Gain
of Assets                                           Price         Price         Cost          (Loss)
- - ----------------------------------------------- ------------- ------------- ------------- -------------

NBD Banks Investment Fund for
  Employee Benefit Plans - Money Market Fund... $133,298,286  $125,634,685  $125,634,685  $          -

Woodward Equity Index Fund.....................   19,560,449    20,808,947    19,558,305     1,250,642

NBD Bancorp, Inc. Common Stock.................   35,999,745             -             -             -

Repurchase Agreements, U.S. Government
   Securities, Greenwich Capital Markets, Inc.,
   2.95% and 3.15%, maturing 12-31-93 and
   01-03-94....................................   32,394,268             -             -             -






Department  of  labor  regulations  define  reportable  transactions  as  those  that  exceed  5%  of
Plan assets at the beginning  of the year.

The  amounts  shown  above  represent  aggregate  transactions  for  the  assets  listed  and  no expenses were incurred by  the  Plan  related  to  the  above  listed  transactions.





              Employer Identification Number:........................     38-1984850
              Plan Number                   :........................            001


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